ELECTROVAYA INC.

Condensed Interim Consolidated Statements of Financial Position
(Expressed in thousands of U.S. dollars)
(Unaudited)

		December 31, 2023		September 30, 2023
Assets				
Current assets				
Cash and cash equivalents	$	628	$	1,032
Trade and other receivables (note 4)		8,667		10,611
Inventories (note 5)		9,291		8,266
Prepaid expenses		6,219		5,997
Total current assets		24,805		25,906
Non-current assets				
Property, plant and equipment (note 6)		10,045		10,149
Long-term deposit		603		459
Total non-current assets		10,648		10,608
Total assets	$	35,453	$	36,514
Liabilities and Equity				
Current liabilities				
Trade and other payables (note 7,19)	$	7,713	$	8,429
Working capital facilities (note 8(a))		12,119		11,821
Promissory notes (note 8(b))		1,045		1,026
Short term loans (note 9)		3,173		3,457
Derivative liability (note 16)		770		1,489
Relief and recovery fund payable (note 14)		9		-
Lease liability – current portion (note 10)		418		389
Total current liabilities		25,247		26,611
Non-current liabilities				
Lease liability – non-current portion (note 10)		2,286		2,338
Relief and recovery fund payable (note 14)		96		96
Other payables (note 19)		308		323
Total non-current liabilities		2,690		2,757
Equity (Deficiency)				
Share capital (note 11)		115,071		115,041
Contributed surplus		9,618		9,249
Warrants (note 11)		4,725		4,725
Accumulated other comprehensive income		8,760		8,581
Deficit		(130,658)		(130,450)
Total Equity		7,516		7,146
Total liabilities and equity	$	35,453	$	36,514

See accompanying notes to unaudited condensed interim consolidated financial statements.

ELECTROVAYA INC.

Condensed Interim Consolidated Statements of Operations
(Expressed in thousands of U.S. dollars, except per share amounts)
Three-month periods ended December 31, 2023 and 2022
(Unaudited)

	Three months ended December 31, 2023	Restated (note 22) Three months ended December 31, 2022
Revenue (note 18)	$ 12,091	$ 8,562
Direct manufacturing costs	8,562	6,372
Gross margin	3,529	2,190
Expenses		
Research and development	964	983
Government assistance (note 15)	(58)	(80)
Sales and marketing	730	725
General and administrative	1,334	884
Stock based compensation	369	322
Depreciation and amortization	290	160
	3,629	2,994
Loss from operations	(100)	(804)
Net finance charges	19	1,117
Foreign exchange loss	89	660
	108	1,777
Net loss for the period	(208)	(2,581)
Basic and diluted loss per share	(0.00)	(0.08)
Weighted average number of shares Outstanding, basic and fully diluted	33,836,162	29,344,623

See accompanying notes to unaudited condensed interim consolidated financial statements.

ELECTROVAYA INC.

Condensed Interim Consolidated Statements of Comprehensive income (Loss)
(Expressed in thousands of U.S. dollars)
Three-month periods ended December 31, 2023 and 2022
(Unaudited)

	Three months ended December 31, 2023	Restated (note 22) Three months ended December 31, 2022
Net income (loss) for the period	$ (208)	$ (2,581)
Items that will not be reclassified to profit or loss	-	-
Items that may be reclassified to profit or loss		
Currency translation differences	179	427
Other comprehensive income for the period	179	427
Total comprehensive (loss) for the period	(29)	(2,154)

See accompanying notes to unaudited condensed interim consolidated financial statements.

ELECTROVAYA INC.

Condensed Interim Consolidated Statements of Changes in Equity
(Expressed in thousands of U.S. dollars)
Three-month periods ended December 31, 2023 and 2022

(Unaudited)

	Share Capital	Contributed Surplus	Deficit	Fair value of share purchase warrants	Accumulated other Comprehensive Income	Total
Balance – October 01, 2022 (as restated, refer note 22)	$103,305	$8,099	$(128,971)	$4,725	$6,135	$(6,707)
Stock-based compensation	-	322	-	-	-	322
Issue of shares	7,268	-	-	-	-	7,268
Currency translation differences	-	-	-	-	427	427
Exercise of options	14	(6)	-	-	-	8
Net loss for the period	-	-	(2,581)	-	-	(2,581)
Balance – December 31, 2022 (as restated)	$110,587	$8,415	$(131,552)	$4,725	$6,562	$(1,263)

Balance – October 01, 2023	$115,041	$9,249	$(130,450)	$4,725	$8,581	$7,146
Stock-based compensation	-	369	-	-	-	369
Issue of shares	30	-	-	-	-	30
Currency translation differences	-	-	-	-	179	179
Net income for the period	-	-	(208)	-	-	(208)
Balance – December 31, 2023	$115,071	$9,618	$(130,658)	$4,725	$8,760	$7,516

See accompanying notes to unaudited condensed interim consolidated financial statements.

ELECTROVAYA INC.

Condensed Interim Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
Three-month periods ended December 31, 2023 and 2022
(Unaudited)

	December 31, 2023	Restated (note 22) December 31, 2022
Cash and cash equivalents provided by (used in)		
Operating activities		
Net income(loss) for the period	$ (208)	$ (2,581)
Items not involving cash:		
Depreciation and amortization	290	160
Stock based compensation expense	369	322
Financing costs	(559)	462
Cash and cash equivalents provided by (used in) operating activities	(108)	(1,637)
Net changes in working capital (note 13)	83	(2,464)
Cash and cash equivalents from (used in) operating activities	(25)	(4,101)
Investing activities		
Purchase of property, plant and equipment	(95)	(20)
Change in long-term deposits	(153)	(98)
Cash and cash equivalents (used in) investing activities	(248)	(118)
Financing activities		
Issuance of shares	-	7,209
Issuance of warrants	-	3,265
Exercise of options	-	8
Proceeds from working capital facilities	13,659	5,665
Repayment of working capital facilities	(13,248)	(7,341)
Repayment of Vendor Take Back loan	(300)	(150)
Repayment of Promissory Note (note 8b)	-	(4,363)
Repayment of Promissory Note (note 9)	-	(582)
Repayment of short-term loan	(2)	-
Lease payments	(88)	(37)
Cash and cash equivalents from (used in) financing activities	21	3,674
Decrease in cash and cash equivalents	(252)	(545)
Effect of movements in exchange rates on cash held	(152)	55
Cash and cash equivalents, beginning of period	1,032	626
Cash and cash equivalents, end of period	628	136
Supplemental cash flow disclosures:		
Income tax paid	-	-
Interest paid	572	641

See accompanying notes to unaudited condensed interim consolidated financial statements.

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

1. Reporting Entity

Electrovaya Inc. (the "Company") is domiciled in Ontario, Canada, and is incorporated under the Business Corporations Act (Ontario). The Company's registered office is at 6688 Kitimat Road, Mississauga, Ontario, L5N 1P8 Canada. The Company's common shares trade on the Toronto Stock Exchange and NASDAQ under the symbol ELVA.TO and ELVA respectively. The Company has no immediate or ultimate controlling parent.

These unaudited condensed interim consolidated financial statements comprise the Company and its subsidiaries (together referred to as the "Group"). The Group is primarily involved in the design, development and manufacturing of Lithium-Ion batteries, battery systems and battery-related products for energy storage, clean electric transportation, and other specialized applications.

2. Basis of Presentation

a) Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared based on the principles of International Accounting Standard 34, "Interim Financial Reporting" as issued by the International Accounting Standards Board ("IASB"). The unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's September 30, 2023 audited annual consolidated financial statements and accompanying notes.
These unaudited condensed interim consolidated financial statements were authorized for issuance by the Company's Board of Directors on February 12, 2024.

b) Basis of Accounting

These unaudited condensed interim consolidated financial statements have been prepared on the going concern basis, which contemplates the realization of assets and settlement of liabilities as they fall due in the normal course of business.

During the quarter ended December 31, 2023, the Company had cash used in operations of $(108) (December 31, 2022: $(1.6) million). As of December 31, 2023 the Company had negative working capital of $442 (December 31, 2022: $(2.7) million) and a net loss of $(208) (2022: $(2.6) million). The Company's equity was in surplus of $7.5 million. As of December 31, 2023 the Company had cash and cash equivalents of $0.6 million. The Company is also anticipating the planned construction of its gigafactory in Jamestown, New York (the "Gigafactory"), which will need additional financing.

The first phase of construction is expected to take place within the existing 135,000 square foot manufacturing facility for the production of cells and batteries, with an estimated capital expenditure of approximately US$38 million. These material uncertainties raise significant doubt upon the Company's ability to continue as a going concern.

In assessing whether the going concern assumption was appropriate, management took into account all relevant information available about the future, which was at least, but not limited to, the twelve-month period following December 31, 2023. The Company and its Board of Directors have implemented various operating and financing strategies, including the following:

The Company plans on pursuing large scale investments in its planned Jamestown gigafactory only in the event that it closes a government backed debt facility that includes advantageous terms with minimal impacts to operating cash flow and equity dilution. If the Company is unable to secure such financing, it will delay or cancel these expansion plans with limited financial impact as the main investment made thus far is the land and building which can be sold at a profit.

The Company has made improvements to its manufacturing process, equipment, and facilities over the last several months. Furthermore, the Company also anticipates gross margins to improve in fiscal year 2024 due to decreasing costs of key materials including but not limited to cell materials, separators, and other high value items. These anticipated improved margins, when combined with expected overall sales growth should result in improved overall financial performance.

Finally, the Company is confident in securing additional working capital from either debt or equity. Since the Company listed on Nasdaq in July 2023, it has further increased liquidity and overall financing capabilities.

c) Functional and Presentation Currency

These consolidated financial statements are presented in U.S. dollars and have been rounded to the nearest thousands, except per share amounts and when otherwise indicated. The functional currency of the Company is the Canadian dollar and the functional currencies of the Company's subsidiaries include U.S. dollar.

d) Use of Judgements and Estimates

The preparation of the unaudited condensed interim consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about significant areas of critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements relate to the following (judgements made are disclosed in individual notes throughout the financial statements where relevant):

Information about significant areas of estimation uncertainty that have the most significant effect on the amounts recognized in the consolidated financial statements relate to the following (assumptions made are disclosed in individual notes throughout the financial statements where relevant):

- Estimates used in determining the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices;

- Estimates used in testing non-financial assets for impairment including determination of the recoverable amount of a cash generating unit;

- Estimates used in determining the fair value of stock option grants and warrants. These estimates include assumptions about the volatility of the Company's stock, forfeiture and expected exercise rates.

Allowance for expected credit losses

The allowance for expected credit losses is based on our assessment of the collectability of customer accounts and the aging of the related invoices and represents our best estimate of probable credit losses in our existing trade accounts receivable. We regularly review the allowance by considering factors such as historical experience, credit quality, the age of the account receivable balances, and current economic conditions that may affect a customer's ability to pay.

Stock-Based Compensation

We account for stock-based compensation costs in accordance with the accounting standards for stock-based compensation, which require that all stock-based payments to employees be recognized in the unaudited condensed interim consolidated statements of earnings based on their fair values. The fair value of stock options on the grant date is estimated using the Black-Scholes option-pricing model using the single-option approach and the Monte Carlo valuation method depending on the type of option granted. The Black Scholes and Monte Carlo option pricing models require the use of highly subjective and complex assumptions, including the option's expected term and the price volatility of the underlying stock, to determine the fair value of the award.

Warrants

We account for warrants in accordance with the accounting standards for warrants, which requires all warrants to be recognized in the unaudited condensed interim consolidated statements of financial position based on their fair values. The fair value of warrants on the grant date is estimated using the Black-Scholes pricing model approach. The Black Scholes pricing model requires the use of highly subjective and complex assumptions, including the warrant's expected term and the price volatility of the underlying stock, to determine the fair value of the award.

3. Significant Accounting Policies

The accounting policies in these unaudited condensed interim consolidated financial statements are the same as those applied in the Company's consolidated financial statements as at and for the year ended September 30, 2023.

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

4. Trade and Other Receivables

	December 31, 2023	September 30, 2023
Trade receivables, gross	$ 7,696	$ 9,404
Expected credit losses	(74)	(257)
Trade receivables	7,622	9,147
Other receivables	1,045	1,464
Trade and other receivables	$8,667	$10,611

As at December 31, 2023, 7.34% of the Company's accounts receivable is over 90 days past due (September 30, 2023 – 7.18%)

Current	31_60 Days	61_90 Days	91_120 Days	Over 120 Days	Total
54.22%	37.33%	1.11%	1.85%	5.49%	100.00%
$4,175	$2,874	$86	$142	$423	$7,696

The movement in the allowance for credit losses can be reconciled as follows:

	December 31 2023	September 30, 2023
Beginning balance	$ 257	$ 54
Impairment loss	(176)	-
Allowance provided (reversed)	(7)	203
Ending balance	$ 74	$ 257

5. Inventories

Total inventories on hand as at December 31, 2023 and September 30, 2023 are as follows:

	December 31, 2023	September 30, 2023
Raw materials	$ 7,412	$ 6,553
Semi-finished	114	165
Finished goods	1,765	1,548
	$ 9,291	$ 8,266

6. Property, plant and equipment

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

		Property, plant and equipment				
	Land & Building	Right of Use Asset	Leasehold Improvement	Production Equipment	Office Furniture and Equipment	Total
Gross carrying amount						
Balance October 1, 2023	7,700	3,197	76	1,712	73	$12,758
Additions	-	-	-	90	5	95
Exchange differences	-	80	2	43	1	126
Balance December 31, 2023	7,700	3,277	78	1,845	79	12,979
Depreciation and impairment						
Balance October 1, 2023	(419)	(1,127)	(33)	(970)	(60)	(2,609)
Additions	(94)	(116)	(4)	(56)	(2)	(272)
Exchange differences	1	(29)	-	(25)	-	(53)
Balance December 31, 2023	(512)	(1,272)	(37)	(1,051)	(62)	(2,934)
Net Book Value – December 31, 2023	$7,188	$2,005	$41	$794	$17	$10,045

		Property, plant and equipment				
	Land & Building	Right of Use Asset	Leasehold Improvement	Production Equipment	Office Furniture and Equipment	Total
Gross carrying amount						
Balance October 1, 2022	5,105	2,582	39	1,240	56	9,022
Additions	2,595	573	37	452	16	3,673
Exchange differences	-	42	-	20	1	63
Balance September 30, 2023	7,700	3,197	76	1,712	73	12,758
Depreciation and impairment						
Balance October 1, 2022	(104)	(710)	(20)	(819)	(55)	(1,708)
Additions	(315)	(406)	(12)	(138)	(4)	(875)
Exchange differences	-	(11)	(1)	(13)	(1)	(26)
Balance September 30, 2023	(419)	(1,127)	(33)	(970)	(60)	(2,609)
Net Book Value – September 30, 2023	7,281	2,070	43	742	13	10,149

7. Trade and Other Payables

Trade and Other Payables as at December 31, 2023 and September 30, 2023 are as follows:

	December 31, 2023	September 30, 2023
Trade Payables	$ 5,014	$ 5,377
Accruals	582	1,197

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Employee Payables	1,377	1,186
	$ 6,973	$ 7,760

8. Working Capital Facilities

a) Revolving Credit Facility

As at December 31, 2023 the balance owing under the facility is $12.12 million (Cdn $16 million). The maximum available under the facility is $12.12 million (Cdn $16 million). The draw has reached the max funds available for drawing under the facility.

The interest on the revolving credit facility is the greater of a) 7.05% per annum above the Prime Rate or b) 12% per annum. Interest is payable monthly.

	December 31 2023	September 30, 2023
Opening Balance	$ 11,821	$ 11,635
Exchange difference	298	186
Payments made during the period	(13,248)	(34,184)
Finance cost paid	(411)	(1,543)
Cash drawn during the period	13,659	35,727
Closing balance	$12,119	$11,821

On December 20, 2023, the Company renewed its revolving facility and extended the term of the facility by three months to March 29, 2024, with the Company having the option to extend the facility by a further three months to June 28, 2024. In exchange for this renewal, the Company issued 10,024 shares at Cdn $3.99 (as determined by five-day volume weighted average) as compensation for Cdn $40K amendment fee. All other terms and conditions are unchanged.

b) Promissory Note

	December 31, 2023	September 30, 2023
Promissory Note opening balance	$ 1,026	$ 4,363
Finance cost	19	126
Repayment of Promissory Note (i)	-	(4,363)

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Finance cost paid	-	(126)
Promissory Note(i) issued	-	1,050
Repayment of Promissory Note(i)		(24)
	$ 1,045	$ 1,026

i) The promissory note was secured by the personal guarantee of Dr. Sankar Das Gupta, CEO and the controlling shareholder of the Company, as well as a pledge of 25,700,000 Common Shares by Dr. Das Gupta in favour of the lender. The Promissory Note was for $4,363 (Cdn $6 million) and carried interest at the greater of a) 10% per annum or b) 7% per annum above the Prime Rate.

On November 14, 2022, the Company repaid the promissory note in the amount of $4.4 million (Cdn $6 million) via the proceeds of an equity raise. Upon repayment, the pledge of 27,500,000 Common Shares by Dr. Das Gupta on the share certificates was cancelled.

ii) On March 31, 2023, the Company purchased 100% of the membership interest in Sustainable Energy Jamestown LLC ('SEJ"), a New York incorporated company controlled by the majority shareholders of the company. In return, the Company issued a promissory note for $1.05 million to the members of SEJ, with a term of 365 days bearing interest at 7.5% annually payable at maturity. The Company maintains the ability to prepay the promissory note prior to the maturity date, but not before the Company has completed its planned NASDAQ listing. Interest, recorded for the quarter ended December 31, 2023, is $19.

9. Short Term Loans

As of December 31, 2023 and September 30, 2023, short term loans consist of:

	December 31, 2023	September 30, 2023
Vendor Take Back Opening Balance	$ 3,457	$ 4,130
Repaid in the period	(300)	(750)
Interest accretion	16	77
Vendor Take Back Closing Balance (short term)	3,173	3,457

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

10. Lease liability

As of December 31, 2023 lease liability consists of:

	December 31, 2023	September 30, 2023
Current	$ 418	$ 389
Non-current	2,286	2,338
Carrying amount – lease liability	$2,704	$2,727

Information about leases for which the Company is a lessee is as follows:

	December 31, 2023	December 31, 2022
Interest on lease liabilities	$ 93	$ 83
Incremental borrowing rate at time of transition	14.00%	14.00%
Total cash outflow for the lease	$ 181	$ 120

The Company's future minimum lease payments under operating leases for the years ended September 30 for the continued operations is as under:

Year	Amount
2024	$719
2025	$974
2026	$809
2027	$764
2028	$781
2029 and beyond	$1,000

The lease agreement for our lab facility has been renewed for an additional three years, commencing from January 2023. The terms of the renewed lease entail a fixed monthly rent as follows:

- CAD $25,625 for the first year,
- CAD $26,265 for the second year, and
- CAD $26,922 for the third year.

11. Share Capital

a) Authorized and issued capital stock

	Common Shares

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

	Number	Amount
Balance, September 30, 2023	33,832,784	$115,041
Issuance of shares note (i)	10,024	30
Balance, December 31, 2023	33,842,808	115,071

(i) On December 20, 2023, the revolving facility which was due to mature on December 31, 2023 and was amended to March 29, 2024 with an option to renew it further three months until June 28, 2024. All terms and conditions are unchanged. In exchange for the extension, the company issued 10,024 shares at Cdn $3.99 as compensation for Canadian $40K extension fee.

b) Stock Options

Options to purchase common shares of the Company under its stock option plan may be granted by the Board of Directors of the Company to certain full-time and part-time employees, directors and consultants of the Company and its affiliates. Stock options are non-assignable and may be granted for terms of up to 10 years. Stock options vest at various periods from zero to three years.

	Number outstanding	Weighted average exercise price
Outstanding, September 30, 2023	4,714,388	$2.44
Exercised/Granted during the quarter	-	-
Outstanding, December 31, 2023	4,714,388	$2.51

								Options exercisable	
Exercise price					Number Outstanding	Weighted average remaining life (years)	Number exercisable	Weighted average exercise price
$2.73	(	Cdn	$3.60	)	256,400	0.14	256,400	$2.73
$3.94	(	Cdn	$5.20	)	3,000	0.18	3,000	$3.94
$3.86	(	Cdn	$5.10	)	8,200	0.39	8,200	$3.86
$2.46	(	Cdn	$3.25	)	35,499	1.14	35,499	$2.46
$3.45	(	Cdn	$4.55	)	12,000	1.39	12,000	$3.45
$2.61	(	Cdn	$3.45	)	42,900	1.75	42,900	$2.61
$2.99	(	Cdn	$3.95	)	9,600	2.12	9,600	$2.99
$8.07	(	Cdn	$10.65	)	101,121	3.00	101,121	$8.07
$4.62	(	Cdn	$6.10	)	10,667	3.59	10,667	$4.62

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

$1.06	(Cdn	$1.40)	120,066	4.15	120,066	$1.06
$1.14	(Cdn	$1.50)	1,024,000	5.59	1,024,000	$1.14
$2.50	(Cdn	$3.30)	274,268	6.70	274,268	$2.50
$3.79	(Cdn	$5.00)	1,494,667	7.71	671,337	$3.79
$4.36	(Cdn	$5.75)	20,000	7.92	20,000	$4.36
$2.16	(Cdn	$2.85)	150,000	8.48	123,333	$2.16
$2.16	(Cdn	$2.85)	150,000	8.48	50,004	$2.16
$4.05	Cdn	$5.35)	1,002,000	9.28	41,000	$4.05
			4,714,388	6.81	2,803,395	$2.44

Stock based compensation expense related to the portion of the outstanding stock options that vested during the quarter ended December 31, 2023 was $369 (December 31, 2022 - $322). As at December 31, 2023, the Company had outstanding 4,714,388 options (4,714,388 as at September 30, 2023) to acquire common shares under the Company's employee stock option plan.

We amortize the estimated grant date fair value of stock options to expense over the vesting period (generally three years). The grant date fair value of outstanding stock options was determined using the Black-Scholes option pricing model. Black Scholes uses highly subjective and complex assumptions, including the option's expected term and the price volatility of the underlying stock based on historical stock prices, to determine the fair value of the option.

c) Warrants

Details of Share Warrants

	Number Outstanding	**Exercise Price**
Outstanding, September 30, 2023	1,711,924	$2.38
Issued during the quarter ended December 31, 2023	-	-
Expired during the quarter ended December 31, 2023	-	-
Outstanding, December 31, 2023	1,711,924	$2.38

The grant date fair value of outstanding share warrants was determined using the Black-Scholes pricing model using the following assumptions in the year of the grant: risk-free interest rate (based on U.S. government bond yields) of 3.8%, expected volatility of the market price of our shares (based on historical volatility of our share price) of 85.58%, and the expected warrant life (in years) of 3. As a result of the reverse stock split, every five warrants were consolidated into one warrant without any action from warrant holders, reducing the number of outstanding warrants from approximately 13.1 million to 2.6 million. A 10% of change in any assumption would result in the change in derivative warrant liability between $(295) and $338.

Derivative warrant continuity schedule is as follows:

	Derivative warrants	Fair Value
Opening Valuation as at September 30, 2023	912,845	$1,489
Fair value adjustment	-	(745)
Currency difference	-	26

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Closing Valuation as at December 31, 2023	912,845	$770

	Derivative warrants	Fair Value
Opening Valuation as at November 9, 2022	1,754,340	$3,259
Warrants exercised in July 2023	(841,499)	(1,409)
Fair value adjustment		(361)
Closing Valuation as at September 30, 2023	912,845	$1,489

Details of Compensation options

	Number Outstanding	**Exercise Price**
Outstanding, September 30, 2023	17,522	$4.95
Outstanding, December 31, 2023	17,522	$4.95

12. Related Party Transactions

Management compensation

Key management compensation comprises the following:

	December 31, 2023	December 31, 2022
Salaries, bonus and other benefits	281	358
Share based compensation	244	192
	525	550

$166 is included in accrued expenses as at December 31, 2023.

Personal Guarantees

	December 31, 2023	December 31, 2022
Promissory Note (note 8(b))	$1,045(i)	$ -

The promissory note payable to the members of Sustainable Energy Jamestown, was also secured by the personal guarantee of Dr. Sankar Das Gupta, as well as a pledge of 5,140,000 Common Shares by Dr. Das Gupta in favor of the lender.

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Electrovaya Labs – Facility Usage Agreement

In May 2021 Electrovaya entered a month-to-month Facility Usage Agreement for the use of space and allocated staff of a third-party research firm providing access to laboratory facilities, primarily for research associated with its Electrovaya Labs segment. The laboratory and pilot plant facilities have many equipment and does have permits for research and developments with chemicals. The term of the agreement was for six months and could be terminated by either party upon 90 days notice.

In July 2021 the facility was acquired by an investor group controlled by the family of Dr. Sankar Das Gupta, and which group includes its CEO, Dr. Rajshekar Das Gupta. The Facility Usage Agreement was not changed on the change of ownership and remains in effect between the Company and the owner, such that the monthly payment of Cdn $25,000 is now with a related party of Electrovaya.

On June 7, 2023, the Facility Usage Agreement was retroactively extended from January 1, 2023, for an additional three years.

The lease expense recorded in the quarter was $77 and the closing lease liability was $560.

Special Option Grants

In September 2021, on the recommendation of the Compensation Committee of the Company, a committee composed entirely of independent directors, the Board of Directors of the Company determined that it is advisable and in the best interests of the Company to amend the terms of the compensation of certain key personnel to incentivize future performance, to encourage retention of their services, and to align their interests with those of the Company's shareholders.

Dr. Sankar Das Gupta was granted 400,000 options which vest in two tranches of 200,000 options, based on reaching specific target market capitalizations. The fair value of these options on the day of grant is calculated using the Monte Carlo method of option valuation and expensed over the mean vesting period in accordance with IFRS 2. The expense for the quarter ended December 31, 2023 of $nil (December 2022 - $17) is recorded within stock-based compensation on the face of the statement of earnings.

Dr. Rajshekar Das Gupta was granted 900,000 options which vest in three tranches of 300,000 options based on reaching specific target market capitalizations. These fair value of these options on the day of issuance is calculated using the Monte Carlo method of option valuation and expensed over the mean vesting period in accordance with IFRS 2. The expense for the quarter ended December 31, 2023 of $nil (December 2022 - $173) is recorded within stock-based compensations in the face of the statement of earnings.

In April 2023, following the suggestion of the Company's Compensation Committee, consisting entirely of independent directors, the Company's Board of Directors awarded Dr. Rajshekar Das Gupta a total of six hundred thousand options. These options will vest in two phases: three hundred thousand options and three hundred thousand options, contingent upon achieving certain target market capitalizations. The expense for the quarter ended December 31, 2023 of $243 (December 2022 - $nil) is recorded within stock-based compensation on the face of the statement of earnings.

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Acquisition of Sustainable Energy Jamestown ("SEJ")

During the year ended September 30, 2022, the company acquired real estate (land and building) through its common control entity Sustainable Energy Jamestown ("SEJ"), a limited liability company controlled by the major shareholders of the company. SEJ purchased the land and buildings for $5.1 million financing the purchase with a deposit of $600 and a promissory note of $4.4 million. Transaction costs incurred by the Company were $105. Both the asset and liability, including an amount payable to the majority shareholders of $531, are included in the restated September 30, 2022 and December 31, 2022 financials.

During the year ended September 30, 2023, the land and buildings comprising the real estate was revalued by
$2.7 million, which was recognised in other comprehensive income. The purchase price included a premium of $500 paid to the members of SEJ, who are also majority shareholders of the Company, which was recorded in General and Administrative costs on the statement of earnings.

13. Change in Non-Cash Operating Working Capital

	December 31	
	2023	2022
Trade and other receivables	$1,944	$(2,133)
Inventories	(816)	(646)
Prepaid expenses and other	(82)	(260)
Trade and other payables	(963)	575
	$83	$(2,464)

14. Relief and Recovery Fund Payable

The Relief and recovery fund is created by the Ministry of Economic Development to support the Company to recover from economic disruption associated with the COVID-19 outbreak. An amount of $300 (Cdn 380) was received as at September 30, 2021. The funding bears no interest and the Company is required to repay in equal monthly payments for 5 years starting from April 1, 2023. The Company discounted the loan to the present value using the applicable discount rate

15. Government Assistance

The government assistance is related to specific Government supported research and development programs undertaken by Electovaya. The National Research Council of Canada Industrial Research Assistance Program (IRAP) has provided $32 (Cdn $44) and Innovation Asset MSP contribution $26 (Cdn

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

$34) during the quarter ended December 31, 2023. This total was recorded within Government Grants on the statement of earnings.

16. Financial Instruments

Derivative Liabilities

Warrants as derivative liability is fair valued using Black Scholes Model. Using this approach, the fair value of the warrants on 09 November 2022 was determined to be $3.3 million. Key valuation inputs and assumptions used in the BSM are stock price of CAD $4.55, expected life of 3 years, annualized volatility of 85.58%, annual risk-free rate of 3.87%, and annual dividend yield of 0.0%. Key valuation inputs and assumptions used in the BSM when valuing the warrants as at September 30, 2023 were, stock price $3.75, expected life of 2.1 years, annualized volatility of 76.8%, annual risk-free rate of 3.92%, and dividend yield of 0.0%. Key valuation inputs and assumptions used in the BSM when valuing the warrants as at December 31, 2023 were, stock price $4.05, expected life of 1.9 years, annualized volatility of 84.9%, annual risk-free rate of 3.08%, and dividend yield of 0.0%.

The Company incurred total issuance costs of $459. The Company allocated proportionally to the derivative liability and expensed $134 as a finance cost in the statement of earnings, and balance portion of the issuance cost reduced from equity for the amount of $325 respectively during the fiscal year ended 30 September 2023.

Warrants are fair valued at each reporting date and the gain / (loss) is charged to the other comprehensive income. Warrants would fall under Level 2 Fair Value Measurement. The revaluation of the warrants as on December 31, 2023 resulted in the changes in fair value of $719, included in finance cost in the statement of earnings.

Fair Value

IFRS 13 "Fair Value Measurement" provides guidance about fair value measurements. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value are required to maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs. The first two levels are considered observable and the last unobservable. These levels are used to measure fair values as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities, either directly or indirectly.

Level 2 – Inputs, other than Level 1 inputs that are observable for assets and liabilities, either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

There were no transfers between levels of the fair value hierarchy during the period presented.

	Fair Value	Level 1	Level 2	Level 3
Warrants	$770	-	$770	-

Risk Management

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The main objectives of the Company's risk management processes are to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks to which the Company is exposed are described below. There have been no changes in risk exposure since the prior year unless otherwise noted.

Capital risk

The Company manages its capital to ensure that there are adequate capital resources for the Company to maintain and develop its products. The capital structure of the Company consists of shareholders' equity and depends on the underlying profitability of the Company's operations.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development, manufacture and marketing of its products. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Company's capital management objectives are:

- to ensure the Company 's ability to continue as a going concern.
- to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

The Company monitors capital on the basis of the carrying amount of equity plus its short-term debt comprised of the promissory notes, less cash and cash equivalents as presented on the face of the statement of financial position.

The Company sets the amount of capital in proportion to its overall financing structure, comprised of equity and long-term debt. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company issues new shares or increases its long-term debt.

Credit risk and Concentration risk

Credit risk is the risk that the counter-party fails to discharge an obligation to the Company. The Company is exposed to this risk due to its cash and cash equivalents, trade and other receivables.

The Company manages its credit risk related to trade and other receivables by establishing procedures to establish credit limits and approval policies. The balance in trade and other receivables is primarily

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

attributable to trade accounts receivables. In the opinion of management, the credit risk is moderate and no credit losses are expected. Management is taking appropriate action to mitigate this risk by adjusting credit terms.

The Company is exposed to credit risk in the event of default by its customers. Accounts receivable are recorded at the invoiced amount, do not bear interest, and do not require collateral. For the quarter ended December 31, 2023, one customer accounted for $11 million or 92% of revenue (December 31, 2022 — $8 million or 96%). As of December 31, 2023, one customer accounted for 85% of accounts receivable (December 31, 2022 — 85%).

Liquidity risk

Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk by maintaining a portfolio of liquid funds and having access to a revolving credit facility. We believe that cash flow from operating activities, together with cash on hand, cash from our A/R, and borrowings available under the revolving facility are sufficient to fund our currently anticipated financial obligations and will remain available in the current environment.

Market risk

Market risk incorporates a range of risks. Movement in risk factors, such as market price risk and currency risk, affect the fair value of financial assets and liabilities. The Company is exposed to these risks as the ability of the Company to develop or market its products and the future profitability of the Company is related to the market price of its primary competitors for similar products.

Interest rate risk

The Company has variable interest debt as described in Note 9 and 10. Changes in interest rates will affect future interest expense and cash flows. The Company does not enter into derivative instruments to reduce this exposure.

Foreign currency risk

The Company is exposed to foreign currency risk. The Company's functional currency is the United States dollar and the financial statements are presented in United States dollars. Changes in the relative values of these currencies will give rise to changes in other comprehensive income. Purchases are transacted in Canadian dollars, United States dollars and Euro. Management believes the foreign exchange risk derived from any currency conversions may have a material effect on the results of its operations. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in nonfunctional currencies. Cash held by the Company in US dollars at December 31, 2023 was $7 (September 30, 2023 $175). If the US dollar to Canadian foreign exchange rate changed by 2% this would change the recorded Net gain(loss) by $123 (September 30, 2023-$173).

17. Contingencies

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

The contingencies in these unaudited condensed interim consolidated financial statements are the same as those disclosed in the Company's audited consolidated financial statements as at and for the year ended September 30, 2023.

18. Segment and Customer Reporting

The Company develops, manufactures and markets power technology products.

Given the size and nature of the products produced, the Company's operations are segmented based on large format batteries, with the remaining smaller product line categorized as "Other".

There has been no change in either the determination of our segments, or how segment performance is measured, from that described in the Company's consolidated financial statements as at and for the quarter ended December 31, 2023.

		2023		2022
Large format batteries	$	11,212	$	8,209
Other		879		353
	$	12,091	$	8,562

Revenues based can be analyzed as follows based on the nature of the underlying deliverables:

		2023		2022
Revenue with customers				
Sale of batteries and battery systems	$	11,212	$	8,209
Sale of services		667		18
Grant income				
Research grant		-		164
Others		212		171
	$	12,091	$	8,562

Revenues attributed to regions based on the location of the customer were as follows:

		2023		2022
Canada	$	934	$	207
United States		11,137		8,355
Others		20		-
	$	12,091	$	8,562

19. Other payables

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Technology Partnerships Canada ("TPC") projects were long-term (up to 30 years) commencing with an R&D phase, followed by a benefits phase – the period in which a product, or a technology, could generate revenue for the Company. In such cases, repayments would flow back to the program according to the terms and conditions of the Company's contribution agreement.

In June 2018 the contribution agreement was amended and is included at its Net Present Value in other payables.

The following table represents changes in the provision for repayments to Industry Canada.

	December 31 2023	September 30 2023
Opening balance	992	798
Interest accretion	106	294
Miscellaneous	(50)	(100)
Ending balance	1,048	992
Less: current portion of the provision	(740)	(669)
Ending balance of long-term portion	$ 308	$ 323

Interest accretion amounted to $106 during the quarter ended December 31, 2023 was included in finance charges.

The latest repayment schedule starting July 1, 2018 for current and future fiscal years are as follows:

2024	763
2025	557
2026	120

22) Restatement of financial results for December 31, 2022

The Company previously restated its consolidated financial statements as at and for the year ended September 30, 2022. Some of the corrections identified had an impact on the previously reported quarterly financial statements within the or the fiscal year ended September 30, 2023. The purpose of this note is to identify the changes between what was originally reported for the quarter ended December 31, 2022 and the corrections made. There are no additional changes to the financial statements for the twelve months ended September 30, 2023.

(i) The Company had previously not recognized its acquisition of control of Sustainable Energy Jamestown during the three-month period ended December 30, 2022. Accordingly, the Company included the associated real estate asset, and promissory note. Additionally, certain adjustments were also made to amounts due from/to related parties.

(ii) Certain revenue was incorrectly recognized during the period ended December 31, 2022, resulting in adjustments of revenue, direct manufacturing costs, trade receivables, and inventories.

(iii) Certain promissory notes and short-term loans were not appropriately measured at fair value at initial recognition, resulting in adjustments to these balances along with interest accretion expense.

(iv) The functional currency of one of the Company's subsidiaries was incorrectly determined, resulting in adjustments to certain assets and liabilities and accumulated other comprehensive income.

(v) The fair value of certain stock options was incorrectly determined, resulting in adjustments to stock-based compensation expense and contributed surplus.

(vi) Warrants issued in a unit financing were incorrectly recognized as equity, resulting in recognition of a derivative warrant liability, and adjustments to share capital, warrant reserve and financing costs (representing changes in fair value).

(vii) Warrants were incorrectly recognized as financing costs, resulting in adjustment to warrant reserve and financing costs.

(viii) The above adjustments also resulted in changes in cash flows from operating, investing and financing activities in the comparative statement of cash flows.

(ix) The provision for warranty cost was incorrectly estimated, resulting in adjustments to trade and other payables and sales and marketing expense.

(x) Certain comparative figures were reclassified to confirm with the current period's presentation:

- Expenses previously included within General and administrative and Research and development categories were reclassified to Finance costs category
- Finance cost was reclassified from operating expense to non operating expense.

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

a) Statement of Financial Position

As at December 31, 2022

	As Restated	As Previously Reported	Restatement
Assets			
Current assets			
Cash and cash equivalents	$ 136	$ 136	$ -
Trade and other receivables (ii)	5,046	7,448	(2,402)
Inventories (ii) & (iv)	8,120	5,774	2,346
Prepaid expenses and other	4,218	4,218	-
Due from related party (i)	-	643	(643)
Total current assets	17,520	18,219	(699)
Non current assets			
Property, plant and equipment (i) & (x)	7,211	2,358	4,853
Long-term deposit (x)	188	90	98
Total non-current assets	7,399	2,448	4,951
Total assets	$ 24,919	$ 20,667	4,252
Liabilities and Equity			
Current liabilities			
Trade and other payables (ix)	$ 5,000	$ 4,750	250
Working capital facilities	9,737	9,737	-
Derivative warrant liability (vi)	3,501	-	3,501
Short term loans (i) & (iii)	828	-	828
Relief and recovery fund payable (iii)	4	42	(38)
Lease liability – current portion	176	176	-
Due to related party (i)	573	-	573
Other payables (iii)	422	300	122
Total current liabilities	20,241	15,005	5,236
Non-current liabilities			
Lease liability – non-current portion	2,225	2,225	-
Relief and recovery fund payable (iii)	102	239	(137)
Other payables (iii)	441	171	270
Promissory Note (i) & (iii)	3,173	-	3,173
Total non-current liabilities	5,941	2,635	3,306
Equity (Deficiency)			
Share capital (vi)	110,587	113,851	(3,264)
Contributed surplus (v)	8,415	6,368	2,047
Warrants (vii)	4,725	6,871	(2,146)
Accumulated other comprehensive income (iv)	6,562	13,316	(6,754)
Deficit	(131,552)	(137,379)	5,827
Total Equity (Deficiency)	(1,263)	3,027	(4,290)
Total liabilities and equity (deficiency)	$ 24,919	$ 20,667	4,252

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

b) Statement of Earnings

	For the three month period ended December 31, 2022		
	As Restated	As Previously Reported	Restatement
Revenue (ii)	$ 8,562	$ 7,779	$ 783
Direct manufacturing costs (ii)	6,372	5,833	539
Gross margin	2,190	1,946	244
Expenses			
Research and development (ix)	983	1,103	(120)
Government assistance	(80)	(80)	-
Sales and marketing (ix)	725	476	249
General and administrative (i) & (ix)	884	896	(12)
Stock based compensation (v)	322	132	190
Depreciation (i)	160	97	63
	2,994	2,624	370
Income(loss) from operations	(804)	(678)	(126)
Finance costs (i), (iii), (vii) & (ix)	1,117	2,782	(1,665)
Foreign exchange loss and interest income (iv)	660	244	416
Net loss for the period	(2,581)	(3,704)	1,123
Basic and diluted loss per share	$ (0.09)	$ (0.12)	-
Weighted average number of shares Outstanding, basic and fully diluted	29,344,623	29,344,622	-

c) Statement of Comprehensive Income (Loss)

	For the three month period ended December 31, 2022		
	As Restated	As Previously Reported	Restatement
Net Loss for the period	$ (2,581)	$ (3,704)	$ 1,123
Currency translation difference (iv)	427	(175)	602
Total comprehensive loss for the period	(2,154)	(3,879)	1,725

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

d) Statement of Cash Flows

	For the three month period ended December 31, 2022		
	As Restated	As Previously Reported	Restatement
Net loss for the period (ii)	$ (2,581)	$ (3,704)	1,123
Items not involving cash:			
Depreciation and amortization (i)	160	97	63
Stock based compensation Expense (v)	322	132	190
Interest and financing costs (iii), (vi) & (vii)	462	2,120	(1,658)
Cash and cash equivalents provided by (used in) operating activities	(1,637)	(1,355)	(282)
Net changes in working capital (iii)	(2,464)	(2,172)	(292)
Cash and cash equivalents used in operating activities	(4,101)	(3,527)	(574)
Investing activities			
Purchase of property, plant and equipment (i)	(20)	105	(125)
Change in long term deposits (x)	(98)	269	(367)
Cash and cash equivalents (used in) investing activities	(118)	374	(492)
Financing activities			
Issue of shares (vi)	7,209	10,546	(3,337)
Issue of warrants (vi)	3,265	-	3,265
Exercise of options	8	-	8
Proceeds from loans (vii)	5,665	(7,350)	13,015
Repayment of loans (vii)	(7,341)	-	(7,341)
Repayment of loans (i)	(150)	-	(150)
Repayment of promissory note	(4,363)	-	(4,363)
Repayment of promissory note	(582)	-	(582)
Lease payments (vii)	(37)	(120)	83
Change in other payables	-	(129)	129
Cash and cash equivalents from (used in) financing activities	3,674	2,947	727
Increase (Decrease) in cash and cash equivalents	(545)	(206)	(339)
Exchange difference	55	(284)	339
Cash and cash equivalents, beginning of period	626	626	-
Cash and cash equivalents, end of period	136	136	-

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

e) Statement of changes in Equity

	Share Capital	Contributed Surplus (iv)	Deficit (i), (iii), (v)	Fair value of share purchase warrants	Accumulated other Comprehensive Income (iv)	Total
Balance – October 01, 2022 (as restated)	$103,305	$8,099	$(128,971)	$4,725	$6,135	$(6,707)

Balance – October 01, 2022 (as previously reported)	$103,305	$6,235	$(133,675)	$4,725	$13,491	$(5,919)

Restatement						
Balance – October 01, 2022	$-	$1,864	$4,704	$-	$(7,356)	$(788)